September 5, 2012

Ms. Tia L. Jenkins
United States
Securities and Exchange Commission
Washington, DC 20549

Dear Ms. Jenkins:

We are writing in connection to your comment letter dated September 4, 2012, related to our Form 40-F for the year ended December 31, 2011, which was filed with the Commission on March 30, 2012.

We are requesting an extension of the response letter from September 18, 2012 to October 1, 2012, to allow further preparation time to accommodate the varied travel schedules of the finance team.

If you have any questions or concerns in regard to this request for extension, please do not hesitate to contact the undersigned at (604) 601-6654 or at fabianac@eldoradogold.com.

Sincerely,

ELDORADO GOLD CORPORATION

/s/ Fabiana Chubbs
Fabiana Chubbs
Chief Financial Officer